12011630

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	April 30, 2013
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

FEB 28 2012

Washington, DC
110

SEC FILE NUMBER
8- ~~2000~~ 28866

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2011 (MM/DD/YY) AND ENDING 12/31/2011 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Malkin Securities Corp.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

One Grand Central Place, 60 East 42nd Street
(No. and Street)

New York (City) NY (State) 10165-0015 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Mark Labell 212-850-2677
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Marks Paneth & Shron LLP
(Name – *if individual, state last, first, middle name*)

622 Third Avenue (Address) New York (City) NY (State) 10017-6701 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, ~~Mark Labell~~, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Malkin Securities Corp., as of December 31, 20 11, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

FAY MILLER
Notary Public, State of New York
No. 01MI6133420
Qualified in Nassau County
Commission Expires September 19, 2013

Signature

~~Executive Vice President, Finance~~
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MALKIN SECURITIES CORP.

Financial Statements

December 31, 2011

Marks Paneth & Shron LLP

Certified Public Accountants & Consultants

MALKIN SECURITIES CORP.

Financial Statements

December 31, 2011

Marks Paneth & Shron LLP
Certified Public Accountants & Consultants

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Malkin Securities Corp.
New York, New York

We have audited the accompanying statement of financial condition of Malkin Securities Corp. (a New York S corporation) as of December 31, 2011 and the related statement of operations, changes in stockholders' equity and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Corporation's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Malkin Securities Corp. at December 31, 2011 and the results of its operations, changes in stockholders' equity, and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in the Schedule of Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

Marks Paneth & Shron LLP

New York, NY
February 22, 2012

622 THIRD AVENUE
NEW YORK, NY 10017-6701
P. 212.503.8800 F. 212.370.3759
WWW.MARKSPANETH.COM

MANHATTAN
LONG ISLAND
WESTCHESTER
CAYMAN ISLANDS

An independent member of Morison International

MALKIN SECURITIES CORP.

Statement of Financial Condition

December 31, 2011

ASSETS

Cash and cash equivalents	$ 825,563	
Investment in NDAQ shares	476,474	
Other assets	82,408	
Computer equipment (at cost, less accumulated depreciation of $9,664)	6,486	
TOTAL ASSETS		$ 1,390,931

LIABILITIES AND STOCKHOLDERS' EQUITY

LIABILITIES		
Accrued expenses and taxes	$ 30,914	
		$ 30,914
STOCKHOLDERS' EQUITY		
Common stock - $.01 par value, authorized 1,500 shares; issued 1,275 shares; outstanding 744 shares	13	
Additional paid-in-capital	2,850,000	
Accumulated deficit	(1,471,062)	
	1,378,951	
Less treasury stock (at cost), 531 shares	(18,934)	
TOTAL STOCKHOLDERS' EQUITY		1,360,017
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		$ 1,390,931

See independent auditors' report and notes to financial statements.

MALKIN SECURITIES CORP

Statement of Operations

For the Year Ended December 31, 2011

INCOME		
Syndication fees	$ 1,168,685	
Dividend income	345	
Total Income		$ 1,169,030
EXPENSES		
Professional and consulting fees	102,952	
Wages and employee-related costs	458,925	
Regulatory fees	15,125	
Accounting fees	6,470	
Promotion and marketing	127,104	
Rent and utilities	31,495	
Office expenses	41,762	
Depreciation	2,360	
Total Expenses		786,193
NET INCOME BEFORE UNREALIZED GAIN AND INCOME TAX EXPENSE		382,837
Unrealized gain on NDAQ shares		15,163
NET INCOME BEFORE INCOME TAX EXPENSE		398,000
Income tax expense		(37,206)
NET INCOME		$ 360,794
NET INCOME PER SHARE		$ 485
AVERAGE SHARES OUTSTANDING		744

See independent auditors' report and notes to financial statements.

MALKIN SECURITIES CORP.

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2011

	TOTAL STOCKHOLDERS' EQUITY	COMMON STOCK	ADDITIONAL PAID- IN- CAPITAL	ACCUMULATED (DEFICIT)	TREASURY STOCK
BALANCE, JANUARY 1, 2011	$ 749,223	$ 13	$ 2,600,000	$ (1,831,856)	$ (18,934)
Net income	360,794	-	-	360,794	-
Stockholders' contributions	250,000	-	250,000	-	-
BALANCE, DECEMBER 31, 2011	$ 1,360,017	$ 13	$ 2,850,000	$ (1,471,062)	$ (18,934)

See independent auditors' report and notes to financial statements.

MALKIN SECURITIES CORP.

Statement of Cash Flows

For the Year Ended December 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net income	$ 360,794	
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	2,360	
Unrealized gain on NDAQ shares	(15,163)	
Increase in cash flows due to changes in operating assets and liabilities:		
Other assets	37,210	
Accrued expenses and taxes	16,287	
Net cash provided by operating activities		$ 401,488
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchases of equipment	(5,893)	
Net cash used in investing activities		(5,893)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Stockholders' contributions	250,000	
Net cash provided by financing activities		250,000
NET INCREASE IN CASH AND CASH EQUIVALENTS		645,595
Cash and Cash Equivalents, January 1, 2011		179,968
Cash and Cash Equivalents, December 31, 2011		$ 825,563

Supplemental Disclosure of Cash Flow Information:	
NYC and Tennessee taxes paid during the year	$ 825

See independent auditors' report and notes to financial statements.

MALKIN SECURITIES CORP.

Notes to Financial Statements

December 31, 2011

NOTE 1: NATURE OF BUSINESS

Malkin Securities Corp. (the Corporation) is a broker-dealer acting as the placement agent for direct participation programs in real estate ventures affiliated with the Corporation's shareholders.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation
The financial statements have been prepared on the accrual basis of accounting under U.S. generally accepted accounting principles, "GAAP."

Revenue Recognition
Revenue from the syndication of real estate ventures are recognized when the deals close and the entities are formed. Syndication revenue earned for the year ended December 31, 2011 was $1,168,685.

Use of Estimates
The presentation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements, as well as the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
Federal and New York State income taxes have not been provided because the shareholders have elected to have the Corporation treated as an S corporation for income tax purposes as provided in Section 1362(a) of the Internal Revenue Code. As such, the Corporation's income or loss and credits are passed through to the shareholders and reported on their individual income tax returns. Local income taxes have been provided for.

The Corporation follows the provisions of FASB ASC 740, "Income Taxes", which provides standards for establishing and classifying any tax provisions for uncertain tax positions and recognizing any interest and penalties. The Corporation is no longer subject to federal or state and local income tax examinations by tax authorities for years before 2008.

Depreciation
The Corporation computes depreciation over a period of 5 to 10 years. Depreciation has been computed using the Modified Accelerated Cost Recovery System (MACRS).

Promotion and Marketing Costs
Promotional and marketing costs are expensed as incurred.

Cash Equivalents
Cash equivalents consist of amounts held in a money market mutual fund.

NOTE 2: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (continued)

Fair Value Measurements

FASB ASC 820, "Fair Value Measurements", which defines fair value, establishes a framework for measuring fair value, and expands disclosures about fair value measurements.

Fair value is based on the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. In order to increase consistency and comparability in fair value measurements, ASC 820 establishes a fair value hierarchy that prioritizes observable and unobservable inputs used to measure fair value into three levels, as described in Note 5.

Subsequent Events

Management has evaluated, for potential recognition and disclosure, events subsequent to the date of the statement of financial condition through February 22, 2012, the date the financial statements were available to be issued. No material events have occurred.

NOTE 3: RELATED PARTY TRANSACTIONS

Peter L. Malkin is Chairman of Malkin Holdings LLC, which provides or obtains services for the Corporation. Anthony E. Malkin is President of Malkin Holdings LLC.

Professional fees earned by Malkin Holdings LLC for the year ended December 31, 2011 were $78,801.

NOTE 4: NET CAPITAL REQUIREMENTS

The Corporation is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital of $5,000 and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2011, the Corporation had a net capital of $1,123,137, which was $1,118,137 in excess of the minimum net capital required of $5,000. The Corporation's percentage of aggregate indebtedness to net capital was 2.75%

NOTE 5: FAIR VALUE MEASUREMENTS

The fair value hierarchy defines three levels as follows:

Level 1: Valuations based on quoted prices (unadjusted) in an active market that are accessible at the measurement date for identical assets or liabilities. The fair value hierarchy gives the highest priority to Level 1 inputs.

Level 2: Valuations based on observable inputs other than Level 1 prices such as quoted prices for similar assets or liabilities; quoted prices in inactive markets; or model-derived valuations in which all significant inputs are observable or can be derived principally from or corroborated with observable market data.

Level 3: Valuations based on unobservable inputs are used when little or no market data is available. The fair value hierarchy gives lowest priority to Level 3 Inputs.

In determining fair value, the Corporation utilizes valuation techniques that maximize the use of observable inputs and minimize the use of unobservable inputs to the extent possible in its assessment of fair value.

The Corporation reports its investments in NDAQ shares at fair market value, with unrealized gain or loss included in the attached statement of operations. Based on the criteria stated above, these shares have been categorized as Level 1.

NOTE 6: INCOME TAX BENEFIT

The income tax benefit is comprised of New York City income tax attributable to:

Current year's tax provision	$ 1,978
2011 deferred expense	35,228
	$ 37,206

NOTE 7: CONCENTRATION OF CREDIT RISK

At December 31, 2011, the Corporation maintained a cash balance in a bank account and a balance of $808,481 in a single money market mutual fund. The bank account is insured by the Federal Deposit Insurance Corporation up to $250,000, and at December 31, 2011 is fully insured. In addition, the FDIC has fully insured all non-interest bearing transaction accounts through December 31, 2012. The money market mutual fund is uninsured. Accordingly, the Corporation is subject to credit risk from this concentration.

MALKIN SECURITIES CORP.

Supplementary Information

Schedule of Computation of Net Capital
Under Rule 15c3-1 of The Securities Exchange Commission

December 31, 2011

COMPUTATION OF NET CAPITAL

Total stockholders' equity		$ 1,360,017
Less: 15% of investment in NDAQ shares (Haircut)	$ 71,471	
Furniture and improvements net of accumulated depreciation	6,486	
2% of Money Market accounts	16,499	
Undue concentrations	59,393	
Non-allowable assets	82,408	
Other deductions	623	
		236,880
NET CAPITAL UNDER RULE 15c3-1		$ 1,123,137
AGGREGATE INDEBTEDNESS		$ 30,914

COMPUTATION OF BASIS OF NET CAPITAL REQUIREMENT

Minimum net capital required or 6 and 2/3% of aggregate indebtedness	$ 5,000
Excess net capital	$ 1,118,137
PERCENTAGE OF AGGREGATE INDEBTEDNESS TO CAPITAL	2.75%

No material difference exists between the Corporation's calculation of net capital above and that contained in its unaudited Form X-17A-5 as of December 31, 2011.

The Corporation is exempt from the provisions of SEC Rule 15c3-3 pursuant to section k2i of Rule 15c3-3.